

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2019

Via Email

Edward S. Horton
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

> **Re: Diana Shipping Inc.**
> **Schedule TO-I/A filed on November 27, 2019**
> **File No. 005-81513**

Dear Mr. Horton:

The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments follow.

Exhibit (a)(1)(A) – Offer to Purchase & Exhibit (a)(1)(A)(i) – Amendment No. 1 to the Offer to Purchase

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 3

1. See comment 4 in our last comment letter dated November 18, 2019. Although your response letter lists factors that the issuer may consider when evaluating whether to conduct one or more additional tender offers, we note that Amendment No. 1 did not include any revisions to the referenced language in the Offer to Purchase and the response letter does not address the types of changes in the dry bulk sector that would cause the issuer to conduct one or more additional tender offers. Please revise the Offer to Purchase to describe the types of stock price movements or changes in the dry bulk sector that could lead to this decision.

Conditions of the Offer, pages 9-11

2. See comment 8 in our last comment letter dated November 18, 2019. Although Amendment No. 1 includes a statement that the Company is not aware that any of the conditions specified in Section 6 of the Offer to Purchase exist or are reasonably likely to exist on or after the Expiration Time of the Offering, we note that Amendment No. 1 does not include a disclosure of any such approval, permit, etc. Please revise the penultimate condition to disclose whether the issuer is aware of any approval, permit, authorization,

favorable review or consent of any governmental entity that is required to be obtained in connection with the Offer which, if not obtained on terms satisfactory to the issuer in its reasonable discretion, would trigger such condition.

<u>Exhibit (a)(1)(E) – Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees</u>

3. See comment 3 in our last comment letter dated November 18, 2019. Although Amendment No. 1 revised the referenced statements originally made in the Offer to Purchase, we note that Exhibit (a)(1)(E) to the Offer to Purchase ("Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 12, 2019") was not amended and contains the following statement: "The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." Please revise this statement in future tender offers (if any) in accordance with the changes made to the Offer to Purchase.

* * *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions